FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For October 2, 2006
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form
                        20-F [ X ]           Form 40-F [ ]

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                  EXHIBIT INDEX


   Exhibit        Date                    Description of Exhibit
   -------        ----                    ----------------------

      1         2006/10/02     IIJ Announces New Subsidiary Net Chart Japan Inc.

Exhibit 1

          IIJ Announces New Subsidiary Net Chart Japan Inc.


    TOKYO--(BUSINESS WIRE)--Oct. 1, 2006--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE Mothers: 3774), one of Japan's leading Internet access and comprehensive network solutions providers, today announced that it has established Net Chart Japan Inc. as its fully-owned subsidiary. Net Chart Japan Inc. commenced its business operations after it succeeded the business operations of Net Chart Japan Corporation on October 1, 2006.

    Net Chart Japan Inc. took over the business assets such as customers and employees of Net Chart Japan Corporation. Net Chart
Japan Inc. will provide network construction that is mainly related to Local Area Networks, such as installation and configuration of equipment, wirings following network installation, and installation and operational support for applications.

    IIJ will closely cooperate with Net Chart Japan Inc. in the rapidly expanding network construction market and the relationship will help enhance the IIJ Group's sales force in the Kanagawa prefecture. We expect the impact of this deal on the financial results of IIJ for the fiscal year ending March 31, 2007 will not be material.

    1. Overview of Net Chart Japan Inc.
(newly established company succeeding the business operations of Net Chart Japan Corporation)

    (1) Company name: Net Chart Japan Inc.

    (2) Location: YS Shin-Yokohama Building 8th floor, 2-15-10
Shin-Yokohama, Kohoku-ku, Yokohama-shi, Kanagawa

    (3) Representative: Kazuhiro Kusumoto, President and
Representative Director (Planned)

    (4) Directors and statutory auditors: In addition to the directors and statutory auditors of Net Chart Japan Corporation, Akihisa Watai, Director and CFO of IIJ and Naoshi Yoneyama, Deputy Division Director of Sales Department of IIJ became part-time directors. Junichi Tate, Standing Statutory Auditor of IIJ became a statutory auditor.

    (5) Date of establishment: August 10, 2006

    (6) Shareholders: IIJ owns 100%

    (7) Business: Installation and configuration of equipment, construction such as wirings and installation of applications and its support

    (8) Number of employees: 40

    (9) Capital and additional paid-in capital: Capital JPY 55 million, additional paid-in capital: JPY 55 million

    2. Overview of Net Chart Japan Corporation
(company that transferred its business operations to Net Chart Japan
Inc.)

    (1) Company name: Net Chart Japan Corporation

    (2) Location: Same as Net Chart Japan Inc.

    (3) Representative: Kazuhiro Kusumoto, President and
Representative Director

    (4) Date of establishment: June 1995

    (5) Business: Same as Net Chart Japan Inc.

    (6) Number of employees: Same as Net Chart Japan Inc.

    (7) Capital and additional-paid in capital: Capital JPY 224.8 million, additional paid-in capital JPY 178.1 million

    (8) Financial results: Revenues JPY 1,340 million, operating income JPY 41 million(estimated for the fiscal year ending September 30, 2006)

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, Tokyo Stock Exchange Mothers: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the Mothers market of Tokyo Stock Exchange in 2005. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.


    CONTACT: IIJ Group Media/Investor Relations Office
             Tel: +81-3-5259-6310
             Fax: +81-3-5259-6311
             E-mail: press@iij.ad.jp
             URL: http://www.iij.ad.jp/

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Internet Initiative Japan Inc.




Date:  October 2, 2006              By:   /s/ Koichi Suzuki
                                        ----------------------------------------
                                          Koichi Suzuki
                                          President, Chief Executive Officer and
                                          Representative Director